4/19

Follow-Up Materials

03007142

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Amadeus Global Travel Distribution

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 5773 FISCAL YEAR 12-31-02

*Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/5/03

A R/S
12-31-02

Amadeus Global Travel Distribution, S.A.

Selected Consolidated Financial Information for the years ended December 31, 2002 and 2001 Prepared in accordance with International Accounting Standards

(UNAUDITED)

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS

	2002 *(Unaudited)*	2001
Current assets		
Cash and cash equivalents	18,302	18,611
Accounts receivable, net	167,176	139,459
Accounts receivable – affiliates, net	60,106	57,039
Loans receivable and advances – affiliates	143	4,573
Taxes receivable	55,362	37,642
Prepayments and other current assets	66,486	42,066
Total current assets	367,575	299,390
Tangible assets		
Land and buildings	129,355	129,329
Data processing hardware and software	410,471	381,567
Other	116,019	109,645
	655,845	620,541
Less accumulated depreciation	378,987	334,154
Net tangible assets	276,858	286,387
Intangible assets		
Patents, trademarks and licenses	82,797	81,493
Software development projects	269,809	213,609
Purchased contracts	260,480	255,717
Goodwill	225,680	157,467
Other	15,989	14,429
	854,755	722,715
Less accumulated amortization	384,148	299,458
Net intangible assets	470,607	423,257
Deferred income taxes	200,805	183,221
Loans receivable – affiliates	2,813	13,015
Investments in associates	124,153	148,081
Other long-term investments, net	38,278	38,592
Total other non-current assets	366,049	382,909
Total non-current assets	1,113,514	1,092,553
Total assets	1,481,089	1,391,943

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
	(Unaudited)	
Current liabilities		
Accounts payable, net	229,585	191,447
Accounts payable – affiliates, net	31,128	31,933
Debt payable within one year	67,615	220,723
Current obligations under finance leases	8,085	10,019
Income taxes payable	11,147	6,474
Other current liabilities	77,598	68,263
Total current liabilities	425,158	528,859
Long-term liabilities		
Long-term debt	140,801	36,906
Obligations under finance leases	109,960	116,310
Deferred income taxes payable	110,262	74,155
Other long-term liabilities	71,541	43,877
Total long-term liabilities	432,564	271,248
Minority interests	1,027	-
Shareholders' equity		
Share capital	27,898	27,898
Additional paid-in capital	373,195	438,137
Treasury shares and other similar equity instruments	(128,050)	(51,592)
Retained earnings	367,026	177,905
Cumulative translation adjustments	(17,729)	(512)
Total shareholders' equity	622,340	591,836
Total liabilities and shareholders' equity	1,481,089	1,391,943

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, (EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	2002	2001
	(Unaudited)	
Revenue	1,856,320	1,785,124
Cost of sales	1,470,854	1,417,628
Gross profit	385,466	367,496
Selling, general and administrative expenses	78,020	102,553
Operating income	307,446	264,943
Other income (expense)		
Interest expense, net	(19,370)	(24,333)
Exchange gains (losses)	(174)	(193)
Other income (expense), net	13,137	16,507
Income before income taxes	301,039	256,924
Income tax	115,820	100,086
Income after taxes	185,219	156,838
Equity in income (losses) from associates	(22,671)	(19,703)
Equity in income (losses) from discontinuing operations	(15,468)	(4,412)
Minority interests	7	-
Net income	147,087	132,723
Basic earnings per class "A" share, in EURs	0.26	0.23
Basic earnings per class "B" share, in EURs	-	-
Diluted earnings per class "A" share, in EURs	0.25	0.23
Diluted earnings per class "B" share, in EURs	-	-

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	2002	2001
	(Unaudited)	
Cash flows from operating activities		
Operating income	307,446	264,943
Adjustments for:		
Depreciation and amortization	183,915	157,777
Operating income before changes in working capital:	491,361	422,720
Accounts receivable	(23,886)	8,475
Taxes receivable	(3,441)	(5,355)
Other current assets	8,190	(4,272)
Accounts payable	32,029	(14,201)
Other current liabilities	(7,207)	5,746
Other long-term liabilities	4,321	19,920
Cash provided from operating activities	501,367	433,033
Taxes paid	(77,374)	(74,361)
Net cash provided from operating activities	423,993	358,672
Cash flows from investing activities		
Additions to tangible assets	(75,407)	(83,568)
Additions to intangible assets	(89,797)	(131,520)
Investment in subsidiaries and associates	(91,847)	(40,163)
Interest received	3,388	2,835
Sundry investments and deposits	(3,700)	(9,076)
Acquisition of treasury shares	(73,098)	-
Disposals of treasury shares	3,917	329
Loans to third parties	(1,661)	(3,820)
Loans to affiliates	(17,430)	(10,619)
Cash proceeds collected/(paid) - derivative agreements	20,004	(37,714)
Disposals of sundry investments	834	19,895
Dividends received	10,819	6,678
Proceeds obtained from disposal of fixed assets	7,487	7,233
Net cash used in investing activities	(306,491)	(279,510)
Cash flows from financing activities		
Proceeds from borrowings	308,211	300,447
Repayments of borrowings	(356,257)	(305,537)
Interest paid	(21,440)	(28,963)
Redemption of class "B" shares	-	(554)
Dividends paid	(38,000)	(52,177)
Payments of finance lease liabilities	(11,429)	(12,410)
Net cash used in financing activities	(118,915)	(99,194)
Effect of exchange rate changes on cash and cash equivalents	1,104	(278)
Net increase / (decrease) in cash and cash equivalents	(309)	(20,310)
Cash and cash equivalents at beginning of period	18,611	38,921
Cash and cash equivalents at end of period	18,302	18,611

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS´ EQUITY
(EXPRESSED IN THOUSANDS OF EUROS)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2000	33,437	435,111	(35,725)	43,314	350	476,487
Accounting for financial instruments	-	-	-	(203)	(5,948)	(6,151)
Other gains (losses)	-	-	-	-	5,086	5,086
Gains (losses) not recognized in the statement of income	-	-	-	(203)	(862)	(1,065)
(Acquisitions) / disposals of treasury shares, net	-	(15,754)	(15,867)	15,867	-	(15,754)
Redemption of class "B" shares	(5,539)	-	-	4,984	-	(555)
Equity swap transactions	-	18,780	-	(18,780)	-	-
Net income for the period	-	-	-	132,723	-	132,723
Balance as of December 31, 2001	27,898	438,137	(51,592)	177,905	(512)	591,836
Accounting for financial instruments	-	1,505	-	10,644	13,629	25,778
Other gains (losses)	-	-	-	2,531	(30,846)	(28,315)
Gains (losses) not recognized in the statement of income	-	1,505	-	13,175	(17,217)	(2,537)
(Acquisitions) / disposals of treasury shares, net	-	(66,447)	(66,858)	66,858	-	(66,447)
Equity swap transactions	-	-	(9,600)	-	-	(9,600)
Dividends	-	-	-	(37,999)	-	(37,999)
Net income for the period	-	-	-	147,087	-	147,087
Balance as of December 31, 2002 *(Unaudited)*	27,898	373,195	(128,050)	367,026	(17,729)	622,340

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

RECONCILIATION OF IAS FINANCIAL STATEMENTS TO SPANISH GAAP FINANCIAL STATEMENTS WITH REGARD TO NET INCOME AND SHAREHOLDERS' EQUITY AS OF DECEMBER 31, 2002

RECONCILIATION OF IAS FINANCIAL STATEMENTS TO SPANISH GAAP FINANCIAL STATEMENTS WITH REGARD TO NET INCOME AND SHAREHOLDERS' EQUITY.

Amadeus Global Travel Distribution, S.A. ("the Company") and its consolidated subsidiaries ("the Group") prepare consolidated statutory annual accounts in accordance with generally accepted accounting principles in Spain (Spanish GAAP). The Group also prepares consolidated financial statements in accordance with International Accounting Standards ("IAS"). In general, the classifications of balances in the financial statements differ under Spanish GAAP and International Accounting Standards and different levels of disclosure are also required in the respective notes. Furthermore, under Spanish GAAP it is not obligatory to include statements of cash flow, nor a calculation of earnings per share.

The main differences affecting net income and shareholders' equity for the years ended 31 December 2002 and 2001 are set out below. Figures are expressed in thousand (K) Euros.

Reconciliation of Net Income

	Note	For the years ended December 31, 2002 (Unaudited)	2001
Net Income-Spanish GAAP		**84,820**	**92,346**
Adjustments for IAS purposes:			
Acquisition of Amadeus Operations KG	1	23,826	23,826
Treasury shares and other similar equity instruments	2	30,628	355
Public Offering expenses	3	3,194	4,046
Unrealised exchange gains	4	(580)	(4,848)
Accounting for financial instruments	5	(670)	927
Equity related instruments	6	5,869	16,071
Net Income-IAS		147,087	132,723

Reconciliation of Shareholders' Equity

	Note	For the years ended December 31, 2002 (Unaudited)	2001
Shareholders' equity Spanish GAAP		**791,868**	**761,767**
Adjustments for IAS purposes:			
Acquisition of Amadeus Operations KG	1	(115,163)	(142,458)
Treasury shares and other similar equity instruments	2	(96,308)	(51,124)
Public Offering expenses	3	(5,706)	(8,899)
Unrealised exchange gains	4	4,895	5,475
Accounting for financial instruments	5	6,101	(6,002)
Equity related instruments	6	36,653	33,077
Shareholders' equity-IAS		**622,340**	**591,836**

Explanatory analysis of differences

1. Acquisition of Amadeus Operations KG

   In accordance with IAS, the acquisition of Amadeus Data Processing GmbH and Co. KG (Amadeus Operations KG - a German company), which took place at the end of 1997, was accounted for in a manner similar to a pooling of interests. Accordingly, the prior periods' financial statements, prepared in accordance with IAS, included the combined results of operations, financial position and cash flows of Amadeus Operations KG as though it had always been a subsidiary of the Company. The price paid to the shareholders was accounted for as a reduction in shareholders' equity (retained earnings), while the deferred tax asset corresponding to the tax credit for the future amortization of goodwill was accounted for as an increase in shareholders' equity (retained earnings). In accordance with Spanish GAAP, this transaction was accounted for as an acquisition, recording the resulting goodwill, which is being amortized over a period of 10 years.

2. Treatment of acquired treasury shares and other similar equity instruments

   In accordance with IAS, treasury shares and other similar equity instruments must be shown in the balance sheet as a deduction from Shareholders' equity. Under Spanish GAAP, treasury shares and other similar equity instruments (see description in note 6e)), which are primarily designated to cover specific commitments, are presented as assets and valued at the lower of cost or market.

3. Public Offering expenses

   In accordance with IAS, expenses relating to the Public Offering for subscription of shares are considered as a reduction in Shareholders' equity and deducted from additional paid-in capital. Under Spanish GAAP, such expenses are capitalised and amortised over a period of five years.

4. Unrealized exchange gains

   In accordance with IAS, unrealized exchange gains are recognized currently in the statement of income. Under Spanish GAAP, in general terms, unrealized exchange gains are deferred until they are realized.

5. Accounting for financial instruments

   The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. Under IAS, all of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

   a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings. Amounts shall remain in equity until the committed or forecasted transaction occurs, at which point they will be reclassified to earnings in the Revenue caption. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
   b) Hedges of the net investment in a foreign entity: Effective gains or losses resulting from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
   c) No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income in the exchange gains and losses caption.

For Spanish GAAP, these derivative instruments are accounted for as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in which case effective gains and losses resulting from remeasurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are recognized directly in the statement of income.
b) Hedges of the net investment in foreign entities: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.
c) No hedge accounting: Unrealized losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

6. Equity related instruments

In conjunction with certain transactions the Group is party to certain equity related instruments. Under IAS these equity related instruments are accounted for as follows:

a) Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at market value, with unrealised gains or losses recorded in the statement of income.
b) Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are stated at market value and are accounted for as additional paid-in capital, with no subsequent recognition of movements in fair value.
c) Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of the fair value of these financial assets is performed at their fair values and unrealized gains or losses are included in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at cost.

d) Investments in companies over which the Group does not have significant influence or control are recorded as financial assets, and measured at their fair values, with unrealized gains or losses recorded in the statement of changes in shareholders' equity. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at cost.

e) Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when no interim cash settlement feature exits, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to treasury shares and are presented as a reduction in shareholders equity.

For Spanish GAAP purposes, in general, these equity related instruments are stated at market value as of the balance sheet date. Unrealised losses are accounted for in the statement of income and unrealised gains are recorded as deferred income on the balance sheet. However, the following additional items should be mentioned with respect to the sections referred to above: b) – this section does not apply as the existence of a cash settlement option is irrelevant for Spanish GAAP, and therefore all warrants issued are stated at market value as described previously in this paragraph; d) - investments in companies over which the Group does not have significant influence are accounted for at the lower of cost or market; and e) - the differences in accounting for equity instruments treated similar to treasury shares are included in section 2.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Management discussion and analysis of financial conditions and results of operations for the quarter and year ended 31 December 2002.

1. Summary

Revenues for the quarter ended 31 December 2002 were EUR 451.4m, with operating income and net income amounting to EUR 54.0m and EUR 20.7m, respectively. Net income excluding special items has grown EUR 20.6m to EUR 26.7m compared to the same quarter in 2001. For the year ending 31 December 2002, revenues were EUR 1,856.3m and operating income and net income amounted to EUR 307.4m and EUR 147.1m, respectively.

2. Fourth quarter highlights (for the three months ending 31 December 2002)

Total revenue for the quarter ended 31 December 2002, was EUR 451.4m, representing an increase of 9.9 per cent or EUR 40.8m compared to the same period in 2001.

Total bookings for the quarter ended 31 December 2002 were 93.6m, representing an increase of 12.1 per cent compared to the same period in 2001.

Compared to the fourth quarter last year, bookings in Europe increased by 15.3 per cent or 8.4m bookings whereas in the Rest of the World (ROW), which excludes North America, bookings increased by 8.3 per cent or 1.7m bookings. In the North American region, bookings increased by 0.3 per cent.

Total air bookings increased by 13.4 per cent or 10.1m bookings to 85.6m bookings, and non-air bookings remained flat at 8.0m bookings.

Booking revenue increased by 5.3 per cent or EUR 17.2m over the same period last year. Price and volume increases have been partly offset by weaker US Dollar denominated revenues caused by the strengthening of the Euro against the US Dollar during the quarter.

Other revenue increased by 27.4 per cent or EUR 23.7m to EUR 109.8m. Contributing to this increase was EUR 3.6m from ticketing products, EUR 5.2m from Reverse Direct Access and Reverse Seamless Availability products as well as EUR 7.2m from subscriber revenues.

Operating expenses for the quarter ended 31 December 2002 were EUR 397.4m, representing an increase of 4.7 per cent over the same period in 2001.

Cost of sales increased by 3.8 per cent or EUR 13.6m to EUR 372.9m. This includes higher central costs caused by the write down of certain software development projects related to the leisure industry in the quarter amounting to EUR 7.9m and the full consolidation of ICSA T as a new central company from December.

Selling, general and administrative expenses represented 5.4 per cent of total revenue or EUR 24.5m. Excluding the provision for doubtful debts from travel providers which amounted to EUR 1.7m in the quarter, selling general & administration expenses increased against the same period of last year by EUR 6.3m including increases in advertising & promotion and travel training & recruitment.

Operating income for the quarter ended 31 December 2002 was EUR 54.0m, up 74.1 per cent, compared with EUR 31.0m for the same period in 2001. Additionally, the operating margin for the quarter improved by 4.5 percentage points to 12.0 per cent over the same period of last year.

EBITDA for the quarter ended 31 December 2002 was EUR 111.3m, up 50.4 per cent, compared with EUR 74.0m for the same period in 2001. The EBITDA margin increased by 6.7 percentage points to 24.7 per cent in the quarter.

Net income excluding special items for the quarter ended 31 December 2002 amounted to EUR 26.7m, up 334.1 per cent compared to EUR 6.2m for the same period in 2001.

Special items for the quarter ended 31 December 2002 amounted to losses of EUR 6.0m which primarily relate to the write down of certain software development projects related to the leisure industry amounting to EUR 5.1m after tax. This is compared to net gains of EUR 8.8m in the quarter ended December 2001 which primarily related to gains from the mark-to-market of equity swap agreements and issue of warrants.

Net income for the quarter ended 31 December 2002 were EUR 20.7m, an increase of 38.1 per cent compared with EUR 15.0m for the same period in 2001.

Losses from associate companies, including amortisation of goodwill of EUR 4.5m, for the quarter ended December 2002 amounted to EUR 10.1m compared to losses of EUR 9.1m for the fourth quarter ended 2001. Included within these losses for the quarter is EUR 3.4m related to the closure costs of Atinera.

3. Full Year highlights (for the year ending 31 December 2002)

Total revenue for the year ended 31 December 2002, was EUR 1,856.3m, representing an increase of 4.0 per cent or EUR 71.2m compared to the same period in 2001.

Total bookings for the year ended 31 December 2002 were 395.6m, an increase of 2.4 per cent or 9.4m bookings compared to the same period in 2001.

Compared to last year, bookings in Europe increased by 3.9 per cent or 9.6m bookings whereas in the Rest of the World (ROW), which excludes North America, bookings increased by 7.7 per cent or 7.0m bookings. In the North American market, bookings decreased by 15.8 per cent or 7.2m bookings.

Total air bookings increased by 2.8 per cent or 9.8m bookings, and non-air bookings fell by 1.1 per cent or 0.3m bookings.

Booking revenue increased by 2.1 per cent or EUR 29.7m over the same period of last year mainly driven by price and volume increases. However, these have been offset by weaker dollar denominated revenues due to the strengthening of the Euro against the US Dollar during the year.

Other revenue increased by 11.7 per cent or EUR 41.5m to EUR 397.1m. Contributing to this increase was EUR 12.7m additional revenue from Dynamic Availability, EUR 9.0m from BA and Qantas revenue per passenger boarded activity and EUR 8.9m from ticketing products.

Operating expenses for the year ended 31 December 2002 were EUR 1,548.9m, representing an increase of 1.9 per cent over the same period in 2001.

Cost of sales increased by 3.8 per cent or EUR 53.2m to EUR 1,470.9m. This increase includes the full year impact of costs for e-Travel amounting to EUR 15.8m, lower capitalisations and the write down of certain software development projects related to the leisure industry amounting to EUR 7.9m. In addition, distribution costs have increased EUR 21.5m mainly due to higher distribution fees and incentive payments to third parties over the same period of the prior year.

Selling, general and administrative expenses represented 4.2 per cent of total revenue or EUR 78.0m. The provision for doubtful debts from travel providers amounted to EUR 7.4m for the year ended 31 December 2002, compared to EUR 23.4m in the same period of last year. Excluding the provision for doubtful debts, selling general & administration expenses decreased against the same period of last year by EUR 8.6m mainly due to reductions in areas such as advertising & promotion and external services.

Operating income for the year ended 31 December 2002 was EUR 307.4m, up 16.0 per cent, compared with EUR 264.9m for the same period in 2001. The operating margin was 16.6 per cent, being 1.8 percentage point above that of the same period of last year.

EBITDA for the year ended 31 December 2002 was EUR 491.4m up 16.2 per cent, compared with EUR 422.7m for the same period in 2001. The EBITDA margin increased by 2.8 percentage points to 26.5 per cent for the year ended 31 December 2002.

Net income excluding special items for the year ended 31 December 2002 amounted to EUR 148.6m, up 20.5 per cent compared to EUR 123.3m for the same period in 2001.

Special items for the year ended 31 December 2002 amounting to losses of EUR 1.5m primarily relate to the net impact of unrealised after-tax gains from the mark-to-market of equity swap agreements and issue of warrants together with the write down of certain software development projects related to the leisure industry amounting to EUR 5.1m after tax. This is compared to a net gain in the same period of the prior year of EUR 9.4m which mainly related to a gain of EUR 10.2m on the sale of France Telecom shares

Net income for the year ended 31 December 2002 were EUR 147.1m, an increase of 10.8 per cent compared with EUR 132.7m for the same period in 2001.

Losses from associate companies, including amortisation of goodwill of EUR 18.1m, for the year ended 31 December 2002 amounted to EUR 38.1m compared to losses of EUR 24.1m for the year ended 31 December 2001. Included within these losses for the full year is EUR 11.4m related to the write off of the investment together with the closure costs of Atinera.

4. Provision for taxes

The effective tax rate for the year ended 31 December 2002 was 38.5 per cent, which is in line with expectations.

5. Business review

Operating highlights for the fourth quarter ended 31 December 2002 include:

In November the reservations and ticketing system of **Qantas Airways** was successfully migrated to Amadeus. Within the **one**world airline alliance, Qantas has now joined British Airways, Iberia, Finnair and LanChile in using the Amadeus sales system across its offices worldwide. In total, 131 airlines now use this unique Amadeus solution.

In December, Amadeus announced the proposed acquisition of **Start Amadeus GmbH**, Germany's leading leisure package and travel distribution company. This will see Amadeus increase its shareholding in Start Amadeus from 34 to 100 per cent to benefit fully from the company's extensive experience in serving the corporate and leisure travel markets, in what represents the largest geographic market for Amadeus worldwide. The transaction is expected to close within a month.

Amadeus continued to strengthen its presence in the Middle East and Africa. **Amadeus Gulf** opened a regional headquarters in Abu Dhabi while in **Central and West Africa**, the company extended its presence with the opening of a second regional branch office in Douala, Cameroon adding to one opened earlier in 2002 in Dakar, Senegal.

Amadeus Policy Arranger was launched, making Amadeus the first GDS to automate corporate travel policy sharing between the central and branch offices of travel agents. This solution improves travel agents productivity and accuracy by cutting the time to complete a corporate travel booking by up to 40 per cent.

In the United States, **e-Travel** released the latest version of its online corporate travel booking tool for use by corporations and travel agencies. This solution, e-Travel Aergo (US) 5.0, offers access to booking Web-only fares from both regular and "no frills" airlines through a strategic alliance with FareChase.

Fred Olsen Cruises opted to distribute its products through the powerful Amadeus cruise application that was launched in 2000. This brings to eight the number of provider participants in Amadeus Cruise.

Outlook

While the robust nature of the Amadeus business model gives cause for confidence, the outlook for 2003 remains cautious as long as the risk of war remains. Given this, Amadeus proposes to comment further on its prospects for 2003 as soon as a meaningful assessment can be made.

Note:
This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Selected financial information and operating statistics
For the quarter ended 31 December, 2002
(Expressed in thousands of EUROs unless indicated)

	For the quarter ended 31 December, 2002 **Excluding Special Items**			For the quarter ended 31 December, 2002 **Including Special Items**		
	2002 (Unaudited)	2001 (Unaudited)	% change	2002 (Unaudited)	2001 (Unaudited)	% change
Revenue	451,386	410,560	9.9%	451,386	410,560	9.9%
Cost of sales	365,038	359,318	1.6%	372,949	359,318	3.8%
Selling, general and admin. expenses	24,472	20,254	20.8%	24,472	20,254	20.8%
Total operating expenses	389,510	379,572	2.6%	397,421	379,572	4.7%
Operating Income	**61,876**	**30,988**	**99.7%**	**53,965**	**30,988**	**74.1%**
Other income (expense)						
Interest expense, net	(4,157)	(4,392)	(5.4%)	(5,634)	(5,254)	7.2%
Exchange gains (losses)	413	(235)	n/a	413	(235)	n/a
Other	1,080	(2,130)	n/a	1,129	12,326	(90.8%)
Income before income taxes	**59,212**	**24,231**	**144.4%**	**49,873**	**37,825**	**31.9%**
Income taxes	22,451	8,943	151.0%	19,121	13,701	39.6%
Income after taxes	**36,761**	**15,288**	**140.5%**	**30,752**	**24,124**	**27.5%**
Equity in income (losses) from associates	(10,099)	(9,135)	10.6%	(10,099)	(9,135)	10.6%
Net Income	**26,709**	**6,153**	**334.1%**	**20,700**	**14,989**	**38.1%**
Other Information						
Operating margin	13.7%	7.5%	6.2 pp	12.0%	7.5%	4.5 pp
EBITDA (1)	**111,317**	**74,015**	**50.4%**	**111,317**	**74,015**	**50.4%**
EBITDA margin	**24.7%**	**18.0%**	**6.7 pp**	**24.7%**	**18.0%**	**6.7 pp**
Goodwill amortisation in Operating Expenses	4,877	2,642	84.6%	4,877	2,642	84.6%
Goodwill amortisation in Associates (4)	4,522	3,813	18.6%	4,522	3,813	18.6%
Total Goodwill Amortisation	**9,399**	**6,455**	**45.6%**	**9,399**	**6,455**	**45.6%**
Booking Information by Category (2)						
Air bookings	85,641	75,516	13.4%	85,641	75,516	13.4%
Non air bookings	7,971	7,978	(0.1%)	7,971	7,978	(0.1%)
	93,612	**83,494**	**12.1%**	**93,612**	**83,494**	**12.1%**
Booking Information by Region (2)						
North America (3)	8,235	8,214	0.3%	8,235	8,214	0.3%
Europe	63,001	54,623	15.3%	63,001	54,623	15.3%
Rest of the world (ROW)	22,376	20,657	8.3%	22,376	20,657	8.3%
	93,612	**83,494**	**12.1%**	**93,612**	**83,494**	**12.1%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

(4) Goodwill amortisation in Associates for 2001 has been reported excluding amortisation of other intangible assets related to acquisition to

Selected financial information and operating statistics
For the twelve month period ended 31 December, 2002
(Expressed in thousands of EUROs unless indicated)

	For the twelve month period ended 31 December, 2002 **Excluding Special Items**			For the twelve month period ended 31 December, 2002 **Including Special Items**		
	2002 (Unaudited)	2001 (Unaudited)	% change	2002 (Unaudited)	2001	% change
Revenue	1,856,320	1,785,124	4.0%	1,856,320	1,785,124	4.0%
Cost of sales	1,462,943	1,417,628	3.2%	1,470,854	1,417,628	3.8%
Selling, general and admin. expenses	78,020	102,553	(23.9%)	78,020	102,553	(23.9%)
Total operating expenses	1,540,963	1,520,181	1.4%	1,548,874	1,520,181	1.9%
Operating income	**315,357**	**264,943**	**19.0%**	**307,446**	**264,943**	**16.0%**
Other income (expense)						
Interest expense, net	(14,862)	(19,370)	(23.3%)	(19,370)	(24,333)	(20.4%)
Exchange gains (losses)	(174)	(193)	(9.8%)	(174)	(193)	(9.8%)
Other	3,092	(3,057)	n/a	13,137	16,507	(20.4%)
Income before income taxes	**303,413**	**242,323**	**25.2%**	**301,039**	**256,924**	**17.2%**
Income taxes	116,699	94,867	23.0%	115,820	100,086	15.7%
Income after taxes	**186,714**	**147,456**	**26.6%**	**185,219**	**156,838**	**18.1%**
Equity in income (losses) from associates	(38,139)	(24,115)	58.2%	(38,139)	(24,115)	58.2%
Net income	**148,582**	**123,341**	**20.5%**	**147,087**	**132,723**	**10.8%**
Other Information						
Operating margin	17.0%	14.8%	2.2 pp	16.6%	14.8%	1.8 pp
EBITDA (1)	**491,361**	**422,719**	**16.2%**	**491,361**	**422,719**	**16.2%**
EBITDA margin	**26.5%**	**23.7%**	**2.8 pp**	**26.5%**	**23.7%**	**2.8 pp**
Goodwill amortisation in Operating Expenses	14,919	13,155	13.4%	14,919	13,155	13.4%
Goodwill amortisation in Associates (4)	18,069	17,340	4.2%	18,069	17,340	4.2%
Total Goodwill Amortisation	**32,988**	**30,495**	**8.2%**	**32,988**	**30,495**	**8.2%**
Booking information by Category (2)						
Air bookings	364,647	354,878	2.8%	364,647	354,878	2.8%
Non air bookings	30,919	31,261	(1.1%)	30,919	31,261	(1.1%)
	395,566	**386,139**	**2.4%**	**395,566**	**386,139**	**2.4%**
Booking information by Region (2)						
North America (3)	38,362	45,563	(15.8%)	38,362	45,563	(15.8%)
Europe	259,186	249,554	3.9%	259,186	249,554	3.9%
Rest of the world (ROW)	98,018	91,022	7.7%	98,018	91,022	7.7%
	395,566	**386,139**	**2.4%**	**395,566**	**386,139**	**2.4%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.
(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.
(3) North America includes: USA, Canada & Pacific Islands.
(4) Goodwill amortisation in Associates for 2001 has been reported excluding amortisation of other intangible assets related to acquisition to

aMaDEUS

Press Release

Fourth Quarter/Full Year 2002 Results*

(For the period to 31 December 2002)

*Based on International Accounting Standards (IAS); 2002 figures unaudited.

- **Strong fourth quarter performance produces solid 2002 results**

Commenting on the results, Amadeus President and CEO **José Antonio Tazón** said:

"Amadeus ended 2002 with a strong fourth quarter performance, despite the tough conditions in the travel industry overall. Revenue increased by 9.9 per cent to EUR 451 million, reflecting a significant recovery in air bookings which were 13.4 per cent ahead of the fourth quarter in 2001.

"With solid revenue growth and careful cost management, Amadeus has increased its fourth quarter net income by over 330 per cent, which reached EUR 27 million, excluding special items.

"In 2002 revenue increased by 4.0 per cent to EUR 1,856 million. This, supported by a significant reduction in our selling and administration expenses, saw net income rise by 20.5 per cent to EUR 149 million.

"Amadeus continues to outperform the GDS industry in bookings growth, and gained 1.3 percentage points in global market share for travel agency bookings in 2002.

"Our strong full year results clearly demonstrate the inherent strength of Amadeus, in a year when travel declined and when a significant and sustained upturn for our industry remains elusive.

"Against this background of uncertainty and the possibility of war, Amadeus will continue to focus on improving its performance in areas under its control, such as operating effectiveness. In this way we will be better positioned to seize the undoubted opportunities that will surely return, when the industry resumes its long-term growth trend."

For further information please contact:

Miguel Vermehren
Director of Corporate and Marketing Communication
Amadeus Global Travel Distribution S A
Tel : +34 91 582 0160
Mobile: +34 609 00 41 66
Fax : +34 91 582 0188
E-mail : info@amadeus.net
Web site: www.amadeus.com

Fourth Quarter and Full Year 2002 Results*

* Based on International Accounting Standards (IAS); 2002 figures unaudited.

Madrid, 12 February 2003: Amadeus Global Travel Distribution (AMS: Madrid), the leading Global Distribution System (GDS) and travel industry technology provider, has today reported its fourth quarter and full year results for the period ended 31 December 2002.

Fourth Quarter 2002 Highlights (to 31 December 2002)

(In million EUR)	Q4 2002	Q4 2001	Growth %
Revenues	451.4	410.6	+ 9.9
EBITDA (1)	111.3	74.0	+ 50.4
Net Income (excluding special items)	26.7	6.2	+ 334.1
Net Income (including special items)	20.7	15.0	+ 38.1
Bookings (millions)	93.6	83.5	+ 12.1

(1) EBITDA = operating income + operating depreciation and amortisation

Total **revenue** for the fourth quarter ended 31 December 2002 was EUR 451.4 million, an increase of 9.9 per cent over the same period in 2001. Booking revenue in the quarter increased by 5.3 per cent, while non-booking revenue rose by 27.4 per cent over the same period in 2001.

Overall **bookings** for the period were 93.6 million, an increase of 12.1 per cent over the final quarter of 2001. Within this air bookings increased by 13.4 percent while, on a regional basis, Europe saw its bookings total rise by 15.3 per cent.

Operating expenses for the quarter were EUR 397.4 million, a 4.7 per cent increase on the final quarter of 2001.

Operating income, excluding special items, was EUR 61.9 million which was 99.7 per cent ahead of the fourth quarter in 2001. **EBITDA** for the quarter was EUR 111.3 million, an increase of 50.4 per cent over the equivalent period in 2001.

Net income for the quarter, excluding special items, was EUR 26.7 million which was an increase of 334.1 per cent over the final quarter of 2001.

Fourth Quarter 2002 – Operating Highlights

Operating highlights for the fourth quarter ended 31 December 2002 include:

- In November the reservations and ticketing system of **Qantas Airways** was successfully migrated to Amadeus. Within the **one**world airline alliance, Qantas has now joined British Airways, Iberia, Finnair and LanChile in using the Amadeus Sales System across its offices worldwide. In total, 131 airlines now use this unique Amadeus solution.
- In December, Amadeus announced the proposed acquisition of **Start Amadeus GmbH**, Germany's leading leisure package and travel distribution company. This will see Amadeus increase its shareholding in Start Amadeus from 34 to 100 per cent to benefit fully from the company's extensive experience in serving the corporate and leisure travel markets, in what represents the largest single market for Amadeus worldwide. The transaction is expected to close within a month.
- Amadeus continued to strengthen its presence in the Middle East and Africa. **Amadeus Gulf** opened a regional headquarters in Abu Dhabi while in **Central and West Africa**, the company extended its presence with the opening of a second regional branch office in Douala, Cameroon adding to one opened earlier in 2002 in Dakar, Senegal.
- **Amadeus Policy Arranger** was launched, making Amadeus the first GDS to automate corporate travel policy sharing between the central and branch offices of travel agents. This solution improves travel agents productivity and accuracy by cutting the time to complete a corporate travel booking by up to 40 per cent.

- In the United States, **e-Travel** released the latest version of its online corporate travel booking tool for use by corporations and travel agencies. This solution, e-Travel Aergo (US) 5.0, offers access to booking Web-only fares from both regular and "no frills" airlines through a strategic alliance with FareChase.
- **Fred Olsen Cruises** opted to distribute its products through the powerful Amadeus cruise application that was launched in 2000. This brings to eight the number of provider participants in Amadeus Cruise.

Full Year 2002 Highlights (to 31 December 2002)

(In million EUR)	**2002**	**2001**	**Growth %**
Revenues	1,856.3	1,785.1	+ 4.0
EBITDA (1)	491.4	422.7	+ 16.2
Net Income (excluding special items)	148.6	123.3	+ 20.5
Net Income (including special items)	147.1	132.7	+ 10.8
Bookings (millions)	395.6	386.1	+ 2.4

(1) EBITDA = operating income + operating depreciation and amortisation

Total **revenue** for the year to 31 December 2002 was EUR 1,856.3 million, an increase of 4.0 per cent on 2001. Booking revenue increased by 2.1 per cent whereas non-booking revenue rose by 11.7 per cent compared with 2001.

Total **bookings** for 2002 were 395.6 million, an increase of 2.4 per cent on the previous year. For the second year travel booking activity remained depressed in North America. Amadeus bookings for this region were down 15.8 per cent compared with 2001. In contrast, 2002 bookings increased by 3.9 per cent in Europe and 18.0 per cent in Asia Pacific over the previous year.

Operating expenses for the year increased by 1.9 per cent to EUR 1,548.9 million.

Operating income for 2002, excluding special items, was EUR 315.4 million representing an increase of 19.0 per cent over 2001. **EBITDA** for the full year was EUR 491.4 million, an increase of 16.2 per cent on 2001.

2002 **net income**, excluding special items, increased by 20.5 per cent to EUR 148.6 million.

Full Year 2002 – Operating Highlights

Operating highlights for the full year to 31 December 2002 include:

- Amadeus increased its shareholding in **SMART AB** from 5 to 100 per cent. SMART, which has since been renamed Amadeus Scandinavia, is Northern Europe's leading travel distribution company serving Sweden, Norway and Denmark.
- **British Airways**, **Qantas** and **JAT Yugoslav Airlines** became Amadeus Sales System Users, raising the total number of airlines using this unique solution to 131. During the year over 90 million bookings were made by Amadeus Sales System User airlines that depend on Amadeus to make reservations and issue tickets in their sales offices.
- **Finnair** indicated its intent to become the third customer for the company's New Generation IT platform for passenger management systems. A definitive 10 year agreement was signed in January 2003 meaning that Finnair is set to join this new community passenger management system in 2005.
- Amadeus was selected by **TravelSky Technology Ltd,** China's only computer reservation system, as the country's first official GDS for providing non-air products.

- **Amadeus Cars Complete Access Plus** was launched with Avis and Sixt as participants. An additional seven major global car rental companies have now agreed to distribute through this enhanced access level that provides estimated total pricing for significantly enhanced pricing transparency.

- In September, **Supranational Hotels** joined **Marriott International** in upgrading to **Amadeus Hotels Dynamic Access**. This new connectivity level gives travel agents seamless access to the reservation systems of participating hotels at all stages of the booking process. Since upgrading to Dynamic access, both hotel companies have enjoyed above average business growth through Amadeus.
- A new **e-Travel** business unit was created in March, combining all the Amadeus Group's online solutions to focus on delivering highly effective online travel solutions to airlines, corporations, travel agencies and other travel partners.
- Amadeus and **Groupe Galeries Lafayette** teamed to create a new online travel portal in France. Called **Vivacances.fr**, the company became operational in November.
- 10 new airlines adopted **e-Travel Planitgo**, the company's Internet booking engine, bringing the total number of airline and leisure travel agency customers to more than 50. In 2002 these customers have seen their online bookings increase by 66 per cent.
- **Thai Airways International** and **Finnair** both renewed their longstanding partner agreements with Amadeus.

Outlook

While the robust nature of the Amadeus business model gives cause for confidence, the outlook for 2003 remains cautious as long as the risk of war remains. Given this, Amadeus proposes to comment further on its prospects for 2003 as soon as a meaningful assessment can be made.

-END-

Note:
This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company, that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Amadeus Global Travel Distribution

- Amadeus is the leading global distribution system (GDS) and technology provider, serving the marketing, sales and distribution needs of the world's travel and tourism industries.
  Its comprehensive GDS data processing centre serves 61,870 travel agency locations and more than 10,520 airline sales offices, which together total more than 269,900 points of sale located in over 200 markets worldwide.
  Through the Amadeus GDS, travel agencies and airline offices are able to make bookings with 467 airlines, representing more than 95 per cent of the world's scheduled airline seats. The system also provides access to 61,560 hotels, 48 car rental companies serving some 24,400 locations, and other provider groups including: ferry; rail; cruise; insurance and tour operators.

- Amadeus is a leading application service provider (ASP) to the airline industry.
  131 airlines use the Amadeus Sales System in their offices to provide passengers with superior and seamless service at optimal cost.
  Amadeus's new generation of Passenger Service Systems, which include all IT systems associated with inventory management and departure control, will be implemented by British Airways, Qantas and Finnair.

- e-Travel, Amadeus's e-commerce business unit, is global leader in online travel technology and corporate travel management solutions. It powers the Web pages of 1,393 travel agencies, 177 corporate sites, 18 hotel sites and 139 web sites serving 41 airlines.
  Amadeus is headquartered in Madrid, Spain and quoted on the Madrid, Paris and Frankfurt stock exchanges. For the year ended 31 December 2002, the company reported revenues of EUR 1856m and net income of EUR 148.6m. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France. The company has over 4,400 employees worldwide.

Selected financial information and operating statistics
For the quarter ended 31 December, 2002
(Expressed in thousands of EUROs unless indicated)

	For the quarter ended 31 December, 2002 Excluding Special Items			For the quarter ended 31 December, 2002 Including Special Items		
	2002	2001	% change	2002	2001	% change
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	
Revenue	451,386	410,560	9.9%	451,386	410,560	9.9%
Cost of sales	365,038	359,318	1.6%	372,949	359,318	3.8%
Selling, general and admin. expenses	24,472	20,254	20.8%	24,472	20,254	20.8%
Total operating expenses	389,510	379,572	2.6%	397,421	379,572	4.7%
Operating income	**61,876**	**30,988**	**99.7%**	**53,965**	**30,988**	**74.1%**
Other income (expense)						
Interest expense, net	(4,157)	(4,392)	(5.4%)	(5,634)	(5,254)	7.2%
Exchange gains (losses)	413	(235)	n/a	413	(235)	n/a
Other	1,080	(2,130)	n/a	1,129	12,326	(90.8%)
Income before income taxes	**59,212**	**24,231**	**144.4%**	**49,873**	**37,825**	**31.9%**
Income taxes	22,451	8,943	151.0%	19,121	13,701	39.6%
Income after taxes	**36,761**	**15,288**	**140.5%**	**30,752**	**24,124**	**27.5%**
Equity in income (losses) from associates	(10,099)	(9,135)	10.6%	(10,099)	(9,135)	10.6%
Net income	**26,709**	**6,153**	**334.1%**	**20,700**	**14,989**	**38.1%**
Other information						
Operating margin	13.7%	7.5%	6.2 pp	12.0%	7.5%	4.5 pp
EBITDA (1)	**111,317**	**74,015**	**50.4%**	**111,317**	**74,015**	**50.4%**
EBITDA margin	**24.7%**	**18.0%**	**6.7 pp**	**24.7%**	**18.0%**	**6.7 pp**
Goodwill amortisation in Operating Expenses	4,877	2,642	84.6%	4,877	2,642	84.6%
Goodwill amortisation in Associates (4)	4,522	3,813	18.6%	4,522	3,813	18.6%
Total Goodwill Amortisation	**9,399**	**6,455**	**45.6%**	**9,399**	**6,455**	**45.6%**
Booking information by Category (2)						
Air bookings	85,641	75,516	13.4%	85,641	75,516	13.4%
Non air bookings	7,971	7,978	(0.1%)	7,971	7,978	(0.1%)
	93,612	**83,494**	**12.1%**	**93,612**	**83,494**	**12.1%**
Booking information by Region (2)						
North America (3)	8,235	8,214	0.3%	8,235	8,214	0.3%
Europe	63,001	54,623	15.3%	63,001	54,623	15.3%
Rest of the world (ROW)	22,376	20,657	8.3%	22,376	20,657	8.3%
	93,612	**83,494**	**12.1%**	**93,612**	**83,494**	**12.1%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.
(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.
(3) North America includes: USA, Canada & Pacific Islands.
(4) Goodwill amortisation in Associates for 2001 has been reported excluding amortisation of other intangible assets related to acquisition to be comparable with 2002.

Selected financial information and operating statistics
For the twelve month period ended 31 December, 2002

(Expressed in thousands of EUROs unless indicated)

	For the twelve month period ended 31 December, 2002 **Excluding Special Items**			For the twelve month period ended 31 December, 2002 **Including Special Items**		
	2002	2001	% change	2002	2001	% change
	(Unaudited)	(Unaudited)		(Unaudited)		
Revenue	1,856,320	1,785,124	4.0%	1,856,320	1,785,124	4.0%
Cost of sales	1,462,943	1,417,628	3.2%	1,470,854	1,417,628	3.8%
Selling, general and admin. expenses	78,020	102,553	(23.9%)	78,020	102,553	(23.9%)
Total operating expenses	1,540,963	1,520,181	1.4%	1,548,874	1,520,181	1.9%
Operating income	**315,357**	**264,943**	**19.0%**	**307,446**	**264,943**	**16.0%**
Other income (expense)						
Interest expense, net	(14,862)	(19,370)	(23.3%)	(19,370)	(24,333)	(20.4%)
Exchange gains (losses)	(174)	(193)	(9.8%)	(174)	(193)	(9.8%)
Other	3,092	(3,057)	n/a	13,137	16,507	(20.4%)
Income before income taxes	**303,413**	**242,323**	**25.2%**	**301,039**	**256,924**	**17.2%**
Income taxes	116,699	94,867	23.0%	115,820	100,086	15.7%
Income after taxes	**186,714**	**147,456**	**26.6%**	**185,219**	**156,838**	**18.1%**
Equity in income (losses) from associates	(38,139)	(24,115)	58.2%	(38,139)	(24,115)	58.2%
Net income	**148,582**	**123,341**	**20.5%**	**147,087**	**132,723**	**10.8%**
Other information						
Operating margin	17.0%	14.8%	2.2 pp	16.6%	14.8%	1.8 pp
EBITDA (1)	**491,361**	**422,719**	**16.2%**	**491,361**	**422,719**	**16.2%**
EBITDA margin	**26.5%**	**23.7%**	**2.8 pp**	**26.5%**	**23.7%**	**2.8 pp**
Goodwill amortisation in Operating Expenses	14,919	13,155	13.4%	14,919	13,155	13.4%
Goodwill amortisation in Associates (4)	18,069	17,340	4.2%	18,069	17,340	4.2%
Total Goodwill Amortisation	**32,988**	**30,495**	**8.2%**	**32,988**	**30,495**	**8.2%**
Booking information by Category (2)						
Air bookings	364,647	354,878	2.8%	364,647	354,878	2.8%
Non air bookings	30,919	31,261	(1.1%)	30,919	31,261	(1.1%)
	395,566	**386,139**	**2.4%**	**395,566**	**386,139**	**2.4%**
Booking information by Region (2)						
North America (3)	38,362	45,563	(15.8%)	38,362	45,563	(15.8%)
Europe	259,186	249,554	3.9%	259,186	249,554	3.9%
Rest of the world (ROW)	98,018	91,022	7.7%	98,018	91,022	7.7%
	395,566	**386,139**	**2.4%**	**395,566**	**386,139**	**2.4%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

(4) Goodwill amortisation in Associates for 2001 has been reported excluding amortisation of other intangible assets related to acquisition to be comparable with 2002.